
WOODSIDE
AUSTRALIAN ENERGY

03 MAY 22 7:21

13 May 2003


03022158

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in to Bruce Steenson's presentation to the Australian Upstream Gas & Its Markets Conference, lodged with the Australian Stock Exchange on 13 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 6/3



The Otway Gas Project:
A new gas resource for south-eastern Australia

Australian Upstream Gas & Its Markets Conference

Bruce Steenson, Otway Development Manager

13 May 2003

Otway Gas Project

- Development of the Geographe and Thylacine gas fields in permits Vic/P43 and T/30P in the offshore Otway Basin
- Gas supply to Victoria and South Australia
- Operated by Woodside on behalf of the Vic/P43 and T/30P joint venturers:
  - Woodside Energy Ltd. 51.55%
  - Origin Energy Resources Limited 29.75%
  - Benaris International N.V. 12.7%
  - CalEnergy Gas (Australia) Limited 6%


and Thylacine Location
Warrnambool
VICTORIA
Port Campbell
MINERVA GAS FIELD
LA BELLA GAS FIELD
VIC/P 43
GEOGRAPHE GAS FIELD
THYLACINE GAS FIELD
T/30P
KING Is.
3

Otway Gas Project Drivers

- Large volume of gas discovered ideally located between Vic. & SA gas markets
- Market opportunity in 2006
- New supplier of gas into Eastern Australian markets
  - Improved security of supply should interruptions occur at Longford or Moomba
  - Creates competition in gas supply
- Otway Gas is a significant link in a chain of new Victorian resource and infrastructure projects
  - Minerva, Yolla (BassGas), SEA Gas pipeline, Thylacine & Geographe

...ration History

- ...Acquired 3D seismic
- ...y 2001: Drilled Thylacine-1 exploration well. Discovered gas in a 281m gross gas column. Suspended well
- **August 2001**: Drilled Thylacine-2 appraisal well. Found 230m gross gas column. Drill stem test at 28 million scf/d from two zones. Abandoned well.

VIC/P43 Permit

- **1999**: Acquired 3D seismic
- **May/June 2001**: Drilled Geographe-1 exploration well. Discovered gas in a 240-metre gross gas column. Suspended well
- **September 2001**: Drilled Geographe North exploration well. Abandoned well as a dry hole.

5

Subsurface Definition

- **Subsurface Definition studies nearing completion**
  - **Structural & geological interpretation studies**
  - **Dynamic modelling**
- **Combined (probable) Reserves:**
  - **Dry Gas: 0.85 TCF**
  - **Condensate: 10.7 million barrels**

6

- Concept Option Selection Process -

7



Concept Screening
Feasibility Study
26 weeks
Coarse Screening
53 to 4 options
6-8 weeks
Detailed Screening
4 to 1-2 options
16 - 20 weeks
Mature Concept & Final Selection
1-2 to 1 option
10 -12 weeks
D E V E L O P
• on/offshore process
• CS vs CRA trunkline
• High level feasibility - show stoppers
• Capex +/- 40%
• capacity
• on/offshore compression
• extent of onshore process
• Detailed feasibility work
• Capex +/-40%
• subsea vs WHP
• identify sites
• on/offshore survey
• Major equipment specification
• Bottom up capex + vendor quotes
• Capex +/- 30%
• Risk management
• System capacity & design life
• Probabilistic cost & schedule modelling
• Dev. Scenario modelling
• Site selection
• Capex +/- 25%
Dec 2001
Jul 2002
Sep 2002
Jan 2003
May 2003
8

BEST AVAILABLE COPY



Combined Wellhead Platform &
completion of both fields
Gas Plant
HDD shore crossing
Total Cost: $1 billion (appro
Geographe Subsea Manifold
Gas Pipeline
Geographe
Water depth = 85m
55km Offshore
Thylacine Wellhead Platform
Umbilical
Thylacine
Water depth = 100m
70km Offshore
Thylacine Subsea Tie-Backs



Proposed Onshore Plant -
Simplified Process Block Diagram
Deferred Inlet Compression
Offshore Pipeline
Slug Catcher
CO2 Removal
Export Compression & Metering
Gas
Export Pipeline
Dehydration
NGL Extraction
MEG Regeneration
Condensate Stabilisation
Fractionation
LPG Storage & Loading
LPG
Trucking
MEG Recycle Offshore
Condensate Storage & Loading
Condensate
Trucking
10


- Site Selection -
Shore Crossing
&
Gas Plant
11

Site Selection Process

- Phase 1 - Identification of geographic area of interest & key 'drivers' - Notional Project Area
- Phase 2 – Identification of possible shore crossing locations and regional gas plant options
- Phase 3 – Site investigation of Shore crossing and selected regional areas to determine potential zones for gas plant location
- Phase 4 – Within potential zones selection of preferred land parcels for siting of infrastructure components
- Phase 5 - Detailed site investigations of environmental, topographical, geotechnical & community & landowner issues

12


osed Onshore Locations
• Pipeline Shore Crossing
– Two Mile Bay (+/-2 km west of Port Campbell)
• Gas Plant
– Adjacent to TXU's Iona (WUGS) gas plant near Port Campbell
13

Date	Approvals Process	Opportunities for Input from the Broader Community	
5/02	Joint EES (Victorian)/ EIS (Commonwealth) Process		
10/02	Draft EES/EIS Assessment Guidelines Released →	Public Exhibition of Draft EES/EIS Assessment Guidelines for 28 days	Community Information Sessions
12/02	EES/EIS Guidelines Finalised		Community Meetings
	EES/EIS Studies		Community Meetings
6/03	Draft EES/EIS Released →	Public Exhibition of Draft EES/EIS for six weeks	Community Information Sessions
7/03	Independent Panel Inquiry and Report to the Vic Minister for Planning →	Public Hearings	
	Commonwealth and Victorian Governments Assessment Reports →	Decision by the Commonwealth Environment Minister and the Victorian Minister for Energy and Resources	1/04


Access to Markets
QUEENSLAND
SOUTH AUSTRALIA
NEW SOUTH WALES
VICTORIA
BRISBANE
MELBOURNE
15


Supply and Demand
Natural Gas Supply Demand Balance
Victoria + South Australia
Volume PJ/a
600
500
400
300
200
100
0
2004
2006
2008
2010
2012
2014
2016
2018
2020
Thylacine/Geographe (WEL)
Unfulfilled
Source data: ABARE
& other public sources
16

Otway Marketing

- Joint Venturers have agreed to independently market their gas
- Woodside HOA with TXU for supply of its gas
- Origin intend to transfer Otway gas to downstream gas/electricity business
- Benaris & CalEnergy are currently in negotiation for gas sales

Otway Marketing

Woodside - TXU HoA

- Approx 30% of TXU requirement
  - 380PJ for over 10 years
  - up to 30PJ per year
- Woodside met TXU's needs
  - Responsive - 14 months from discovery
  - Innovative - early in development
  - Competitive - strong buyer interest
- Underpins Woodside development

Summary/Conclusions

- Thylacine & Geographe - challenging development
  - technical & commercial risk/uncertainty
  - environmental/social
- Exciting opportunity
  - an opportunity for new players (Woodside & Joint Venturers) to participate in the south-east Australia gas market
  - competition & security of supply benefits to south-east Australia